FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 28, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Magnus Uggla Joins SEK Board

Stockholm, 28 April 2016 – Aktiebolaget Svensk Exportkredit (“SEK” or “the Company”) has announced that, in connection with the Annual General Meeting held on April 26, 2016, Magnus Uggla was elected to the Board of Directors of SEK as Director of the Board. Mr. Uggla was previously Executive Vice President at Handelsbanken for over 25 years and most recently Head of Handelsbanken International. Mr. Uggla replaces Jan Roxendal who chose to leave the Board of Directors after nine years of service.

The SEK Board now consists of the following eight directors:

Name		Position
Lars-Linder Aronson	62	Chairman of the Board and Director
Cecilia Ardström	50	Director
Jan Belfrage	71	Director
Teppo Tauriainen	54	Director
Lotta Mellström	45	Director
Ulla Nilsson	68	Director
Susanne Lithander	54	Director
Magnus Uggla	64	Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 28, 2016

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer